Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Nelnet, Inc.:

We consent to the incorporation by reference in this registration statement on Form S-8 of Nelnet, Inc. of our reports dated February 28, 2008, with respect to the consolidated balance sheets of Nelnet, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007, and the effectiveness of internal control over financial reporting as of December 31, 2007, which reports appear in the December 31, 2007 annual report on Form 10-K of Nelnet, Inc.

/s/ KPMG LLP

Lincoln, Nebraska

June 27, 2008